July 21, 2014

VIA EDGAR

Brian Cascio, Accounting Branch Chief

Gary Todd, Reviewing Accountant

Li Xiao, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JA Solar Holdings Co., Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 23, 2014 (File No. 001-33290)

Dear Messrs. Cascio, Todd and Xiao:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 10, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”). The comments are repeated below and followed by the response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 20-F.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 15. Borrowings, page F-35

1.                                      Your disclosure of borrowings in Note 15 does not indicate whether the terms of your borrowing agreements include any restrictive financial covenants. Please tell us and, in future filings, clarify whether restrictive financial covenants are included in the terms of your borrowing agreements. If so, please also describe your compliance with those covenants.

The Company respectfully advises the Staff that the terms of the borrowing agreements do not include any restrictive financial covenants, which will be clarified in future filing.  If there is any restrictive financial covenant included in future borrowing agreements, the Company will make sufficient disclosure including its compliance with those covenants in future filings.

Note 26. Contingencies and Commitments, page F-52

2.                                      We see that you have long-term supply agreements for polysilicon and silicon wafers. We also reference the risk factor on page 15 where you discuss your failure to perform certain obligations under a long-term polysilicon supply contract with one of your suppliers and that you are currently renegotiating the terms of the arrangement. In light of the significant declines in the market prices of polysilicon and silicon wafers in recent years, please help us better understand how you assess long-term purchase commitments for losses. In that regard:

•                              Please describe to us the accounting methods you apply in assessing whether losses should be accrued on long-term purchase commitments, including how your methods consider the related guidance from the FASB Codification, including Topic 440.

The Company respectively advises the Staff that it assesses whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term supply contracts (“LTA”) between the Company and certain vendors, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs.  As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry since 2011, the purchase prices set forth in certain long-term supply contracts exceed market prices.  The Company has been able to renegotiate with certain vendors regarding adjustments of the purchase prices under those LTAs or overall amendment to each LTA to eliminate fixed price arrangement. While the Company has not been able to reduce the contract prices in all of the LTAs or amend all of the LTAs, it has been able to obtain various concessions, such as reduced purchase prices and /or additional quantities at no cost, from those vendors who have not agreed to amend the LTAs, which resulted in the actual purchase prices to be significantly less than the stated contract prices or close to the market price at the time of purchase.

During 2013, the Company continued renegotiating with its vendors on shipment quantities and pricing terms on a periodic basis.  Although the quantities under the purchase commitments of the LTAs are fixed, the Company negotiated and executed amendments for current purchases on a quarterly or monthly basis with vendors (except for Vendor A to whom the Company failed to perform purchase obligations under a LTA with Vendor A, as disclosed on page 15 of the 2013 20-F).  As a result of such monthly or quarterly negotiations, vendors (excluding Vendor A) either (i) agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price, or (ii) agreed to deliver additional quantities to the Company for free during the relevant month or quarter in exchange for the Company’s agreement to purchase the stated quantity at the stated price under the LTAs for such month or quarter, which cumulatively resulted in the Company purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price during such month or quarter.

When preparing the consolidated financial statements for the year ended December 31, 2013, the Company considered all the aforementioned factors and concluded that given the company had been able to renegotiate with its vendors with positive outcome, and that it has a long history of renegotiating similar contacts with its vendors, the LTAs with the Company’s vendors do not meet the definition of a firm purchase commitment as defined in ASC 330-10-35-17 to 18, and no loss provision related to the LTAs with its vendors would be necessary as of December 31, 2013.

The Company further advises the Staff that the unconditional purchase obligations pursuant to the LTAs that meet the criteria of paragraph 440-10-50-2 have been properly disclosed in accordance with ASC 440-10-50-4 in Note 26 a) of the 2013 20F.

•                              With respect to the contract described on page 15, describe to us the factors you considered in concluding that there was no loss on the contract at December 31, 2013.

When preparing the Company’s consolidated financial statements for fiscal year 2013, the Company separately assessed the potential losses on firm purchase commitments to Vendor A, to whom the Company failed to perform purchase obligations in 2013 under the supply contract, as disclosed on page 15 of the 2013 20-F, in accordance with ASC 330-10-35-17 to 18.

The Company entered into a LTA with Vendor A in March 2011. While the contract provides for purchases at fixed price and fixed quantities starting from 2013 to 2022, the Company did not accept any delivery in 2013 due to the enormous uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in July 2012. The Company has engaged in continuous negotiation with Vendor A to revise the purchase prices specified in the LTA for deliveries starting from 2013.  In July 2013, MOFCOM announced in a preliminary ruling that it found exporters in the United States and Korea dumped their products on the PRC market and caused material harm to China’s domestic solar industry and decided that it planned to impose provisional anti-dumping duties on imported solar-grade polysilicon from the United States and Korea. On January 2014, MOFCOM upheld its previous ruling that investigated products from South Korea and the United States are subject to import tariffs.  However, there are still uncertainties in its implementation details of imposed duties as well as possibility of further ruling.

Although Vendor A has verbally committed to find a mutually satisfactory solution to the commercial arrangement, due to uncertainty resulted from the ongoing Investigation and further ruling from MOFCOM, it could not reach an agreement with the Company.  Currently, the Company is still in the process of renegotiating with Vendor A on various terms, such as the unit price, quantities and delivery schedule.  To date, the Company and Vendor A have not terminated the LTA and Vendor A has not brought any legal proceedings against the Company.

In previous year, one of the Company’s subsidiaries also entered into a LTA with Vendor A, and the subsidiary was able to obtain price concessions from Vendor A, which resulted in the actual purchase prices to be close to the market price at the time of purchase.  The term of that LTA ended in December 2012.

When preparing the consolidated financial statements for the year ended December 31, 2013, the Company considered that although currently the Company is still in the process of renegotiating with Vendor A and such process has been slowed down due to uncertainties related to anti-dumping and anti-subsidy investigation and ruling, given that Vendor A has verbally committed to find a mutually satisfactory solution to the commercial arrangement, which is considered a positive evidence, the company had been able to renegotiate with other vendors with positive outcome, and that it has previous history of renegotiating similar contacts with the same vendor, the LTA with Vendor A does not meet the definition of a firm purchase commitment as defined in ASC 330-10-35-17 to 18.

Given that the Company is currently in the process of renegotiating with Vendor A, and for prudent purpose, the Company followed the guidance of ASC 330-10-35-17 and assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  In assessing the potential loss provision, the Company used the stated contract price under the LTA with Vendor A as the major assumption. Even though the purchase price as stated in the LTA is higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is lower than market selling price of finish goods as of December 31, 2013. Therefore, no loss provision would be needed even if the LTA were assessed as a firm purchase commitment.

The Company has considered all the aforementioned factors and concluded no loss provision under the LTA with Vendor A should be provided as of December 31, 2013.

Note 28. Segment Information, page F-57

3.                                      In light of the growth of your solar module business, please describe to us how you have applied the guidance from ASC 280-10-50 in concluding that your business operates as a single segment.

The Company respectfully advises the Staff that, in determining the operating segment for fiscal year 2013, management considered the following relevant US GAAP requirements and their application in light of the specific circumstances with regard to the Company’s business operation.

In accordance with ASC 280-10-50, an operating segment is a component of a public entity that its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess it performance. As management considers the solar module business is an integral part of the overall business of design, development, and manufacture of all PV products, the Company’s chief operating decision maker (“CODM”), which is identified as the Chief Executive Officer, reviews operating results to make decision about allocating resources and assessing performances for the entire Company, instead of for business of solar cell, solar module or other PV related products, separately.  Furthermore, the discrete financial information for solar module business is not produced and used internally by the CODM to make decision about allocating resources and assessing performance separately. The only information provided to the CODM on a regular basis is consolidated financial information and that no disaggregated data is prepared for or provided to CODM.

Based on the aforementioned assessment, the Company concluded its business operates as a single segment in accordance with ASC 280-10-50.

*          *          *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (21) 6095-5999 or hermanzhao@jasolar.com.

Very truly yours,

/s/ Hexu Zhao
Hexu Zhao
Chief Financial Officer
JA Solar Holdings Co., Ltd.

cc:	Mr. Jian Xie, Director and President, JA Solar Holdings Co., Ltd.
Peter X. Huang, Skadden, Arps, Slate, Meagher & Flom LLP
Min Xiao, PricewaterhouseCoopers Zhong Tian LLP